SIGNATURES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [ X ]      Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [  ]      No   [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: December 9, 2002	By:	/s/ Simon Pordage

Simon Pordage Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 9, 2002	By:	/s/ Simon Pordage

Simon Pordage
Assistant Secretary

4 November 2002

Notification of directors’ interests: Companies Act 1985 s.329

1.	The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 4 November 2002 that they subscribed for a total of 1,042,743 Barclays PLC ordinary shares on 4 November 2002 at a price of 453.5p per share. Following this transaction, the trustees of the Quest held a total of 1,042,743 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 4 November 2002 that they had transferred 1,042,743 Barclays PLC ordinary shares on 4 November 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “trust”) notified the Company on 4 November 2002 that it had on 31 October 2002 exercised its discretion and released 8,388 ordinary shares in Barclays PLC to a participant who exercised their award under the Barclays Group Performance Share Plan (“PSP”). The participant to whom shares were released is not a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “Trust”) notified the Company on 4 November 2002 that it had on 28 October 2002 exercised its discretion and released 28,797 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). The participants to whom shares were released are not directors of Barclays PLC.

4.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 4 November 2002 that it had on 28 October 2002 exercised its discretion and released 3,399 ordinary shares in Barclays PLC at a price of 447.5p per share. None of these shares were released to directors of Barclays PLC.

5.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 4 November 2002 that it had on 31 October 2002 exercised its discretion and released 990 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,393,888 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

6 November 2002

Notification of directors’ interests: Companies Act 1985 s.329

The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 5 November 2002 that they subscribed for a total of 18,711,876 Barclays PLC ordinary shares on 5 November 2002 at a price of 462.5p per share. Following this transaction, the trustees of the Quest held a total of 18,711,876 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 5 November 2002 that they had transferred 18,711,876 Barclays PLC ordinary shares on 5 November 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

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8 November 2002

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 November 2002 that on 7 November 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 470.25p per share:

Director	Number of Shares
Mr C J Lendrum	26
Mr J S Varley	26

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	202,828	—
Mr J S Varley	247,416	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,393,888 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

12 November 2002

Notification of directors’ interests: Companies Act 1985 s.329

The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 11 November 2002 that they subscribed for a total of 375,359 Barclays PLC ordinary shares on 11 November 2002 at a price of 437.25p per share. Following this transaction, the trustees of the Quest held a total of 375,359 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 11 November 2002 that they had transferred 375,359 Barclays PLC ordinary shares on 11 November 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

18 November 2002

Notification of directors’ interests: Companies Act 1985 s.329

The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 15 November 2002 that they subscribed for a total of 306,816 Barclays PLC ordinary shares on 15 November 2002 at a price of 431.5p per share. Following this transaction, the trustees of the Quest held a total of 306,816 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 15 November 2002 that they had transferred 306,816 Barclays PLC ordinary shares on 15 November 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

22 November 2002

Barclays PLC

Notification of director’s interests: Companies Act section 329

The Company was notified on 21 November 2002 by the Plan Manager of the WPM Barclays Share Single Company PEP (the “PEP”) that on 21 November 2002, Mr J M Stewart and his wife, Mrs S A Stewart, acquired a total of 3 ordinary shares in the Company at a price of 454p per share as a result of the re-investment of reclaimed tax from their single Company PEPs. Following these transactions, Mr J M Stewart, a director of the Company, has a total beneficial interest in 4,050 ordinary shares in the Company.

As a participant in the Woolwich Sharesave Schemes Mr J M Stewart, together with other directors and senior executives of Woolwich plc, have interests as potential discretionary beneficiaries in 1,883,196 Barclays PLC ordinary shares held by the trustee of the Woolwich Qualifying Employee Share Ownership Trust.

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,393,888 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

27 November 2002

Notification of directors’ interests: Companies Act 1985 s.329

The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 26 November 2002 that they subscribed for a total of 268,280 Barclays PLC ordinary shares on 26 November 2002 at a price of 453.5p per share. Following this transaction, the trustees of the Quest held a total of 268,280 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 26 November 2002 that they had transferred 268,280 Barclays PLC ordinary shares on 26 November 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 27th November 2002 it purchased for cancellation 350,000 of its Ordinary shares at a price of 442.35 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 28th November 2002 it purchased for cancellation 1,250,000 of its Ordinary shares at a price of 466 pence per share.